UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ICON Cash Flow Partners L.P. Seven
(Name of Subject Company)

ICON Cash Flow Partners L.P. Seven
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Joel S. Kress
Senior Vice President and General Counsel
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011
(212) 418-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Deborah Schwager Froling, Esquire
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 857-6075
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
     Name and address. The name, address, and telephone number of the subject company (the “Partnership”) is as follows:
ICON Cash Flow Partners L.P. Seven
100 Fifth Avenue, Fourth Floor
New York, New York 10011
(212) 418-4700
     Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the units of limited partnership interest of the Partnership (the “Units”). As of March 15, 2006, there were 987,548 Units outstanding. There is no established trading market for the Units.
Item 2. Identity and Background of Filing Person
     Name and address. This Statement is being filed by the Partnership. The Partnership’s general partner is ICON Capital Corp. (the “General Partner”). The Partnership’s and the General Partner’s business address and telephone number are set forth above in Item 1.
     Tender offer. This Statement relates to the tender offer by MPF-NY 2006, LLC; Moraga Gold, LLC; MPF DeWaay Fund 3, LLC; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Senior Note Program I, LP; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 2, LLC (collectively, “MacKenzie Patterson”) to purchase all of the outstanding Units of the Partnership at a purchase price of $4.50 per Unit, in cash (less any distributions per Unit made by the Partnership after the date of the offer) (the “Offer Price”), subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”) filed by MacKenzie Patterson with the Securities and Exchange Commission (the “SEC”) on May 30, 2006. The Offer Price, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer”.
     According to the Schedule TO, the Offer is subject to a number of conditions that are for the sole benefit of MacKenzie Patterson and which may be asserted by MacKenzie Patterson or waived by them in whole or in part at any time prior to the expiration date of the Offer, including (1) any change or development shall not have occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of MacKenzie Patterson, is or will be materially adverse to the Partnership, or MacKenzie Patterson becomes aware of any fact that, in the reasonable judgment of MacKenzie Patterson, does or will have a material adverse effect on the Units; (2) all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the Offer having been obtained or occurred; (3) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority having been issued and remaining in effect that, among other things, causes any material diminution of the benefits of the Offer to be derived by MacKenzie Patterson; and (4) there having occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or over-the-counter market in the United States, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) any limitation by any governmental authority on, or other event that might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (d) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (e) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (f) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.
     The Schedule TO states that MacKenzie Patterson’s business address is 1640 School Street, Moraga, CA 94556.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in this Statement, to the knowledge of the Partnership, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Partnership or its affiliates and either (a) the Partnership, its executive officers, directors or affiliates, or (b) MacKenzie Patterson, their executive officers, directors or affiliates.
     Conflicts of Interest. The Partnership’s General Partner has sponsored and will continue to sponsor other equipment leasing programs that could compete with the Partnership for the General Partner’s management services as well as for assets. As a result, the General Partner could have conflicts of interest between the Partnership’s best interests and the interests of the General Partner or the General Partner’s other programs. These conflicts, which are described in the Prospectus, dated November 9, 1995, relating to the offering of up to 1,200,000 Units, may include:
•	The General Partner may receive more fees for acquiring equipment if the Partnership incurs debt to fund acquisitions;

•	The management agreement with the General Partner does not restrict the General Partner’s ability to compete with the Partnership for equipment acquisitions, dispositions and other types of business;

•	The General Partner may have opportunities to earn fees for referring a prospective acquisition opportunity to another purchaser;

•	The General Partner may receive fees in connection with the turnover of the Partnership’s equipment portfolio;

•	The General Partner has the ability as tax matters partner to negotiate with the IRS to settle tax disputes that would bind the Partnership and the limited partners;

•	The General Partner may control the decisions as to when and whether to sell a jointly-owned asset with another business that it manages;

•	The General Partner receives fees from the Partnership for providing various services to the Partnership and may make decisions regarding the Partnership’s assets that are more advantageous to the General Partner than the Partnership.
Item 4. The Solicitation or Recommendation.
     Solicitation or Recommendation. After careful consideration, including a thorough review of the Offer, the General Partner determined that the Offer is not in the best interests of the Partnership and the holders of Units because the Offer, among other things, is inadequate from a financial point of view to holders of Units and is highly conditional, particularly with respect to (i) MacKenzie Patterson’s subjective determination as to whether certain changes or developments are materially adverse to the Partnership or on the value of the Units and (ii) the occurrence of certain events that are of questionable relevance to MacKenzie Patterson’s ability to consummate the Offer, including suspensions of trading on U.S. securities exchanges and material changes in currency exchange rates. Accordingly, and for the other reasons described in more detail below, the General Partner, on behalf of the Partnership, recommends that you reject the Offer and do not tender your Units pursuant to the Offer.
     Reasons for the Recommendation. In reaching the determination described above, the General Partner consulted with senior management and took into account numerous other factors, including:
•	The General Partner’s belief, based on the factors described below, that the Offer is not in the best interests of the Partnership and the holders of Units because the Offer, among other things, is inadequate from a financial point of view to holders of Units and is highly conditional.

•	The General Partner’s belief that the Offer is inadequate from a financial point of view to holders of Units based on the following factors:
o	In the Partnership’s Annual Report on Form 10-K for the period ending December 31, 2005, the General Partner disclosed the value of a Unit for ERISA purposes at September 30, 2005, which was $11.92 per Unit (the “Estimated ERISA Unit Value”). While there can be no assurance that a Unit holder (a “Holder”) could achieve such a price if he were to sell his Units, the General Partner believes that such Estimated ERISA Unit Value more closely approximates the value of a Unit. The Estimated ERISA Unit Value is 164.9% higher than the Offer Price.

o	As disclosed in the Schedule TO, The Direct Investments Spectrum reported sales of Units sold on secondary markets at $5.65 to $8.00 per Unit in March and April 2006 (the “DIS Secondary Market Value”). The DIS Secondary Market Value is between 25.5% and 77.8% higher than the Offer Price.

o	As disclosed in the Schedule TO, the American Partnership Board reported that Units were sold in the secondary market for $6.63 per Unit (the “APB Secondary Market Value”) in January 2006. The APB Secondary Market Value is 47.3% higher than the Offer Price.

o	As disclosed in the Schedule TO, The Stanger Report reported sales of Units sold on secondary markets at $6.25 to $6.60 per Unit during the first quarter of 2006 (the “Stanger Secondary Market Value”). The Stanger Secondary Market Value is between 38.9% and 46.7% higher than the Offer Price.

o	The General Partner’s understanding that, in determining the Offer Price, MacKenzie Patterson took the Estimated ERISA Unit Value and applied a liquidity discount, which discount was applied “with the intention of making a profit by holding on to the Units until the Partnership is liquidated” and “is the lowest price which [MacKenzie Patterson believed] might be acceptable to Unit holders consistent with” those objectives. MacKenzie Patterson also states that the Estimated ERISA Unit Value is only one factor used by them to determine the Offer Price; however, no other analysis of such calculation of the Offer Price or the liquidity discount is presented in the Schedule TO and MacKenzie Patterson did not retain any independent party to calculate the value of a Unit or render a fairness opinion with respect to the Offer.

o	The fact that the Offer Price does not include any distributions made after the date of the Offer. The Partnership still has significant assets and there may be potential distributions that a Holder who tenders his Units in the Offer will not receive.
•	MacKenzie Patterson is in the business of purchasing illiquid real estate securities and, as the Partnership is not a real estate partnership – it is an equipment leasing program – MacKenzie Patterson’s experience with valuing real estate securities may not be relevant with respect to valuing equipment leasing program securities.

•	MacKenzie Patterson did not attach any financial statements to the Schedule TO, notwithstanding MacKenzie Patterson’s assertion that they have cash and liquid securities at their disposal to complete the purchase of all Units. Without reviewing their financial statements, it is not possible to determine the veracity of their assertion. Additionally, the General Partner understands that MacKenzie Patterson has at least six other tender offers pending concurrently with the Offer. If all of the holders of securities in the other tender offers decide to tender, it is possible that MacKenzie Patterson may have difficulty paying for the Units tendered in the Offer.

•	The depositary for the Offer is an affiliate of MacKenzie Patterson. As a result, there is no independent third party holding funds of MacKenzie Patterson for payment of the Offer Price that can independently verify that such funds are available for payment, and MacKenzie Patterson may have access to the Units tendered by Holders before all conditions to the Offer have been satisfied and Holders who tender in the Offer have been paid.

•	The Offer can be extended at the sole discretion of MacKenzie Patterson. Some previous MacKenzie Patterson tender offers have been open for more than a year. Holders that tender may have to wait for a year or more before such Units are actually accepted for payment and such payment is made.

•	The Offer is highly conditional and is subject to several conditions that are beyond the control of the General Partner, the Partnership, and MacKenzie Patterson, are of questionable relevance to MacKenzie Patterson’s ability to consummate the Offer, and appear to be designed to provide easily triggered “outs” for MacKenzie Patterson, including the occurrence of:
o	“any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or over-the-counter market in the United States”;

o	“any limitation by any governmental authority on, or other event that might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States”;

o	“a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States”, including a “material acceleration or worsening” of the foregoing already in existence; or

o	“a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof”.
•	The Offer is subject to a condition based on MacKenzie Patterson’s subjective determination as to whether (i) certain changes or developments are materially adverse to the Partnership or on the value of the Units and (ii) “a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority having been issued and remaining in effect that, among other things, causes any material diminution of the benefits of the Offer to be derived by MacKenzie Patterson”. The ability of MacKenzie Patterson to terminate the Offer based on such subjective criteria is a factor a Holder must take into account in determining whether to tender his Units.

•	The General Partner’s continuing commitment to protect the best interests of the Partnership and Holders.
     In light of the above factors, the General Partner determined that the Offer is not in the best interests of the Partnership and Holders. Accordingly, the General Partner, on behalf of the Partnership, recommends that you reject the Offer and do not tender your Units pursuant to the Offer.
     The General Partner’s recommendation assumes that the Holders wish to hold their Units to achieve the maximum return on their investment. Holders who hold their Units until the Partnership’s liquidation will likely receive an amount greater than the Offer Price. However, there can be no assurance that the liquidation of the Partnership will generate sufficient cash to achieve a higher liquidation value than the Offer Price. Each Holder must make his own decision whether to tender his Units in the Offer. The General Partner urges each Holder to carefully consider all aspects of the Offer in light of his own circumstances, including (a) his investment objectives, (b) his financial circumstances, including risk tolerance and liquidity needs, (c) other financial opportunities available to him, (d) his own tax position and tax consequences of tendering in the Offer and (e) other factors he may deem relevant. Holders should carefully review all of the Offer documents, as well as the Partnership’s publicly available annual, quarterly and other reports and this Statement and consult with their own financial, tax and other business and legal advisors in evaluating the Offer before deciding whether to tender their Units pursuant to the Offer.
     The foregoing discussion of the information and the factors considered by the General Partner is not intended to be exhaustive, but addresses all of the material information and factors considered by the General Partner in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the General Partner did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to, the specific factors considered in determining its recommendation. Such determination was made after consideration of the factors taken as whole.
     Intent to Tender. None of the Partnership, the General Partner nor any of their respective affiliates is a party to the Offer or owns any Units subject to the Offer. Thus, to the knowledge of the General Partner, no such person currently intends to tender or sell any Units pursuant to the Offer.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
     Neither the Partnership nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to directly or indirectly employ, retain or compensate, any person to make solicitations or recommendations to Holders of Units on its behalf with respect to the Offer.
Item 6. Interest in Securities of the Subject Company.
     During the past 60 days, no transactions with respect to the Units have been effected by the Partnership, its General Partner or by any executive officer, director or affiliate.
Item 7. Purposes of the Transaction and Plans or Proposals.
     The Partnership is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:
1.	A tender offer or other acquisition of the Partnership’s securities by the General Partner, any of its affiliates, or any other person; or

2.	A.	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership;

	B.	Any purchase, sale or transfer of a material amount of assets of the Partnership; or

	C.	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

Item 8. Additional Information.
     Consistent with the General Partner’s policy, adopted in 2002 in accordance with Section 6.1(b)(iii) of the Third Amended and Restated Partnership Agreement of the Partnership, dated September 12, 1995 (the “Partnership Agreement”), the General Partner will not accept the admission of any MacKenzie Patterson entity as a Substitute Limited Partner of the Partnership. Any MacKenzie Patterson entity that acquires Units pursuant to the Offer will be treated as an Assignee, provided that the conditions set forth in Section 10.2 of the Partnership Agreement are satisfied in accordance with the terms thereof.
     The information contained in the Exhibit referred to in Item 9 below is incorporated herein by reference in its entirety.
Item 9. Exhibits.

Exhibit No.	Description
(a) (2)	Letter to Holders of Units of the Partnership, dated June 2, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 2, 2006

ICON CASH FLOW PARTNERS L.P. SEVEN By: ICON CAPITAL CORP., its General Partner
By:	/s/Thomas W. Martin
Chief Operating Officer

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(2)	Letter to Holders of Units of the Partnership, dated June 2, 2006